EXHIBIT 99.3 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ITEM 7 TO REGISTRANT'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004)

OVERVIEW

The recovery of the global economy that started in the latter stages of 2003 broadened and gained momentum during 2004. Strong stimulus provided by the U.S. economy together with surging growth in China contributed significantly to world economic expansion, fueling increased demand and higher prices for oil and other commodities. Also contributing to the rise in commodity prices denominated in U.S. dollars was a further weakening of the U.S. dollar against most currencies.

For the first time since 2000, world primary aluminum demand exceeded available supply.  As a consequence, Western World* inventories of aluminum fell by 685 kt during 2004 and ended the year at about nine weeks of supply, a low level by aluminum industry standards.  While the weaker U.S. dollar provided strong impetus for aluminum prices beginning in the second half of 2003, it was mainly the strengthening industry fundamentals that pushed prices higher on the London Metal Exchange (LME) during 2004.  For the year, primary aluminum prices averaged $1,721 per tonne, 21% higher than the average for the previous year.  Prices also rose when viewed in terms of other currencies, a situation that was markedly different than in 2003.

Reflecting the robust external environment, the underlying performance of Alcan's businesses was solid in 2004.  While the Company benefited from higher prices for aluminum and increased demand for its products, results were dampened by the impact of the weaker U.S. dollar and higher costs for oil, freight and other raw materials.  Synergies arising from the acquisition of Pechiney yielded $101 million of pre-tax benefits in 2004, well above the Company's target for the year.  Net income was reduced by a non-cash pre-tax charge of $154 million for the impairment of goodwill related to the acquisition.

The year was especially noteworthy in terms of strategic developments. Following on the heels of the Pechiney acquisition at the end of 2003, Alcan took another major step towards unlocking greater value for shareholders. In May 2004, the Company announced its intention to spin-off substantially all of its rolled products businesses into a new, independent company, later named Novelis Inc.  The successful completion of the transaction in January 2005 resulted in the creation of two strong industry leaders in their respective businesses.  Going forward, Alcan will focus on leveraging its favourable positions in bauxite and alumina, smelting, engineered products and packaging.  With increased financial strength following the spin-off, Alcan is well positioned to take advantage of profitable growth opportunities across its portfolio.

The tables presented in Management's Discussion and Analysis include Pechiney's results as of January 1, 2004.  Pechiney's balance sheet is included beginning on December 31, 2003.

MARKET REVIEW

World Primary Aluminum Balance

Supply and Demand
World primary aluminum demand grew by close to 10% in 2004 to about 30.5 Mt.  The strong growth reflected the impact of customer inventory restocking ahead of rising end-market demand and the growing influence of China.  During the year, China's scrap aluminum imports rose 84%, which reduced scrap availability in the Western World, pushing up prices for secondary alloys and spurring the substitution of recycled aluminum with primary aluminum in certain end markets.

World primary aluminum production increased by about 7% to 29.8 Mt in 2004.  Once again, the largest increase came from China, which was up 20% to 6.6 Mt.  China now produces almost a quarter of the world's primary aluminum.  Output in the C.I.S. was up 4% to about 4.1 Mt.  Primary production grew only 3% in the Western World as producers idled or closed an additional half a million tonnes of capacity in North America.  Since there were few smelter expansion projects that came on stream during 2004 in the Western World, increased production came mainly from the full-year operation of the many expansions completed during 2003.

*Defined as the world excluding the Commonwealth of Independent States (C.I.S.), Eastern Europe and China.

World Primary Aluminum Supply and Demand
Mt/y

	Q1	Q2	Q3	Q4
Supply
2000	24.0	24.1	24.3	24.7
2001	25.5	25.4	25.2	25.7
2002	25.2	25.7	26.2	26.9
2003	27.2	27.5	28.1	29.0
2004	29.1	29.6	29.7	30.3
Demand (seasonally adjusted)
2000	24.5	25.0	24.8	24.9
2001	23.7	23.8	24.1	24.3
2002	24.7	24.7	26.4	26.6
2003	27.3	27.4	27.8	28.6
2004	31.0	29.9	31.1	30.0

Balance
With demand increasing more quickly than supply in 2004, the primary aluminum market was in deficit by about 685 kt as compared to a surplus position of about 157 kt in 2003.  By the end of 2004, inventories held by the LME, the New York Mercantile Commodities Exchange (COMEX) and aluminum producers had fallen to 3.9 Mt, or the equivalent of about nine weeks of supply, from over 4.5 Mt at the end of 2003.  Driven by both the declining inventories and the weakening U.S. dollar, the average 3-month LME aluminum price rose about 21% in 2004 to $1,721/t, up from $1,428/t in 2003.

Total Aluminum Inventories and Ingot Prices

	Q1	Q2	Q3	Q4
LME 3-month aluminum price (US$/t)
2000	1,652	1,502	1,587	1,527
2001	1,562	1,511	1,404	1,337
2002	1,395	1,377	1,329	1,358
2003	1,392	1,379	1,420	1,521
2004	1,666	1,686	1,716	1,814
Total inventories (IAI*, LME and COMEX) (kt)
2000	3,919	3,612	3,552	3,488
2001	3,743	3,799	3,887	3,910
2002	4,084	4,226	4,250	4,312
2003	4,401	4,290	4,438	4,535
2004	4,242	3,975	3,711	3,896
* International Aluminium Institute

Outlook
Given that apparent demand levels in 2004 were inflated by the impact of customer inventory restocking, a smaller increase in primary aluminum demand is expected for 2005 versus 2004.  Shipments are expected to rise about 1% in the Western World and about 4% globally, boosted by another year of double-digit growth in China. If 2004 shipments are adjusted to remove the impact of restocking, the underlying demand growth in 2005 would be 5% to 6% globally.  On the supply side, there are three major smelter expansion projects starting operation in 2005, namely in Bahrain, Canada and India, which collectively will represent about 871 kt/y of capacity.  Capacity restarts totaling over half a million tonnes have also begun or been announced for Canada, the United States and Ghana.  In China, major changes in export taxes and rebates will likely cut exports and slow production growth to around 12%.  Primary production is expected to rise about 4% in the Western World and about 6% globally.  Based on forecasted primary shipments and production, Alcan expects total inventories to decline by about 200 kt in 2005.

Western World Total Aluminum Consumption

Western World total aluminum consumption grew by an estimated 5.6% in 2004 to about 30.6 Mt. This represented a new record, exceeding the previous high of 29.4 Mt reached in 2000.  Of the aluminum consumed in 2004, about 22.8 Mt was sourced from primary aluminum. The balance of 7.8 Mt was sourced from secondary/recycled metal.

In 2004, aluminum consumption was up in all major regions of the world.  Strong growth in almost all forms and end uses led to an estimated 7% increase in North America, 7% in Asia (excluding China) and 8% in Latin America.  For North America, this was a rebound from the low level of growth seen in 2003. For Asia and Latin America, the increases represented the third straight year of strong, above-average growth.  While Western Europe continued to lag other regions, its 3% growth in 2004 was the highest in five years. China continued to experience rapid growth in 2004 with aluminum consumption up 16% as compared to 26% in 2003.

For the first time in five years, aluminum consumption increased in every end-use market.  Aluminum usage in the transportation market grew by 7% in 2004, making it the fastest growing as well as the largest market for the metal. The strong growth reflected increased light vehicle production worldwide, which was up between 4% and 5%, increased medium and heavy truck production and greater aluminum usage in cars, particularly in Europe.  Aluminum consumption in the containers and packaging market grew 3% to 4.9 Mt, its highest annual increase in six years. Can stock demand was up 2% in 2004 and other packaging, principally foil, rose by 5% to 1.4 Mt. Consumption in the building and construction sector rose 5% to 5.5 Mt, led mainly by strong construction growth in the Western Hemisphere.  U.S. housing starts rose a further 5% last year, while Japanese housing starts were up 3%.  The weakest major region in the world was Western Europe, where consumption growth was only 2% in 2004. The electrical market had its first significant gain in four years, rising 4% to 2.5 Mt, though this was still slightly below the peak of over 2.6 Mt reached in 2000.  Again the weakest region was Western Europe. Consumption in all other markets increased by 6% to 8.2 Mt in 2004.  This segment includes 2.5 Mt from the machinery and equipment market and 2.0 Mt from the consumer durables market.

Western World Consumption by End-Use Market - 2004

Containers and Packaging	16%
Building and Construction	18%
Electrical	8%
Transportation	31%
Consumer Durables	6%
Machinery and Equipment	8%
Other	12%
Total	100%

Western World Consumption by Geographic Market - 2004

North America	37%
Europe	30%
Asia	27%
South America	3%
Africa and Oceania	3%
Total	100%

Alcan's Revenues by Geographic Market - 2004

North America	35%
Europe	45%
Asia/Pacific/Africa	16%
South America	4%
Total	100%

RESULTS OF OPERATIONS

Presentation of Financial Information
Alcan has historically prepared and filed its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) with a reconciliation to United States (U.S.) GAAP.  Beginning January 1, 2004, the Company adopted U.S. GAAP as its primary reporting standard for presentation of its consolidated financial statements. The Company has adopted U.S. GAAP to improve comparability of financial information with its competitors and peer group, as well as to promote a common financial language within Alcan. The financial information contained in this Management's Discussion and Analysis (MD&A) is based on Alcan's financial statements prepared in accordance with U.S. GAAP.

The operating results, any gain (loss) on disposal and any impairment gain (loss) for assets held for sale are disclosed separately as discontinued operations.  Prior years' financial information has been reclassified to present these businesses as discontinued operations on the consolidated statement of income, as assets held for sale and liabilities of operations held for sale on the consolidated balance sheet and as cash flows from (used for) discontinued operations on the consolidated statement of cash flows.  The financial information contained in the MD&A has been revised from the information presented in prior annual reports to reflect the reclassifications.

The results of discontinued operations in 2004 include the copper and ores and concentrates trading businesses, the Pechiney Électrométallurgie (PEM) ferroalloy business, the Company's interest in Aluminium de Grèce S.A. (AdG) as well as certain non-core engineered products and packaging operations, including the packaging operations of the Boxal Group and Suner Cartons.  Certain assets of the ores and concentrates trading business, including zinc and lead, and all of the discontinued packaging operations have been sold in 2004. The aluminum rolling mill in Ravenswood, West Virginia, previously included in discontinued operations, has been reclassified into continuing operations as the Company is no longer required to divest the facility. For further details on discontinued operations, refer to note 5, Discontinued Operations and Assets Held for Sale, of the consolidated financial statements.

At the end of 2003, Alcan acquired Pechiney, an international producer of aluminum and packaging products.  Pechiney is included in Alcan's consolidated balance sheet as at December 31, 2003. Pechiney's results of operations and cash flows are included in Alcan's consolidated financial statements beginning January 1, 2004.

Novelis Spin-Off
On January 6, 2005, Alcan completed the spin-off of substantially all of the aluminum rolled products businesses it operated prior to the 2003 acquisition of Pechiney, together with some of its alumina and primary metal businesses in Brazil and four former Pechiney rolling facilities in Europe.  The spin-off created a company that was named Novelis Inc.

Since the Novelis spin-off was effective on January 6, 2005, the information contained in the MD&A and consolidated financial statements include the businesses transferred to Novelis Inc. for all periods presented.  Alcan's consolidated financial statements for all periods subsequent to January 1, 2005, will not include the balance sheets, statements of income and cash flows of the businesses transferred to Novelis Inc.

Subsequent to the spin-off, Alcan will continue to have significant cash flows from Novelis related to the supply of metal and alumina, the provision of transitional and technical services, the licensing of certain of Alcan's patents, trademarks and other intellectual property, and the use of certain buildings, machinery and equipment, technology and employees.  As a result of the significant continuing involvement and the significant cash flows from Novelis, the spin-off did not meet the criteria for classification as a discontinued operation.

Results of Operations

Income from Continuing Operations

	2004	2003	2002
Income from continuing operations (US$M)	252	262	421
Foreign currency balance sheet translation
and Other Specified Items (US$M)	(548)	(283)	(150)
LME 3-month aluminum price (US$/t)	1,721	1,428	1,365
Income from continuing operations for 2004 was little changed from the prior year despite significant impairment charges.

In 2004, income from continuing operations was $252 million, $10 million lower than in 2003. Results for 2004 were affected by a negative year-over-year change in Other Specified Items (OSIs) of $438 million, offset in part by a positive impact of $173 million resulting from lower foreign currency balance sheet translation losses.  OSIs and translation effects are discussed below.  During 2004, the Company benefited from significantly higher price realizations, increased volumes, an improved product mix, cost-reduction initiatives and synergies associated with the Pechiney and VAW Flexible Packaging (FlexPac) acquisitions. LME aluminum prices were up on average 21% compared to 2003, mainly reflecting improved aluminum industry fundamentals. Results were somewhat dampened by a number of external factors including increased costs for raw materials, mainly oil-based, and the impact of the weaker U.S. dollar on operating costs.

In 2003, income from continuing operations was $262 million, a decrease of $159 million from 2002. The decline largely reflected the negative effects of foreign currency balance sheet translation and an unfavourable year-over-year change in mark-to-market adjustments on the revaluation of certain derivative instruments, partially offset by a positive net year-over-year change in OSIs. The Company estimates that the weakening of the U.S. dollar and higher external cost pressures reduced earnings by approximately $180 million in 2003.

After including the results of discontinued operations and the cumulative effect of accounting changes, the Company's reported net income was $258 million in 2004 as compared to $64 million in 2003 and a loss of $348 million in 2002.  After-tax income from discontinued operations was $6 million in 2004 compared to losses of $159 million and $21 million in 2003 and 2002, respectively.  Net income in 2003 was reduced by a charge of $39 million for the cumulative effect of an accounting change related primarily to costs for spent potlining disposal. The loss in 2002 included a charge of $748 million for the cumulative effect of an accounting change relating to goodwill impairment.  Goodwill is further discussed under Costs and Expenses.

Net Income (in millions of US$)	2004	2003	2002

Included in income from continuing operations are:
Foreign currency balance sheet translation	(153)	(326)	(41)
Other Specified Items:
Synergy costs	(44)	(14)	-
Restructuring charges	(41)	(26)	(36)
Asset impairments	(66)	(4)	(16)
Goodwill impairments	(154)	(28)	-
Gains from non-routine sales of assets, businesses and investments, net	54	39	19
Tax adjustments	13	72	(3)
Novelis costs	(31)	-	-
Legal and environmental provisions	(7)	(17)	(76)
Pechiney financing-related gains (losses)	(2)	65	-
Purchase accounting and related adjustments	(112)	(32)	-
Other	(5)	(12)	3
Total Other Specified Items	(395)	43	(109)

Income from continuing operations	252	262	421
Income (Loss) from discontinued operations	6	(159)	(21)
Cumulative effect of accounting changes	-	(39)	(748)
Net Income (Loss)	258	64	(348)

Included in income from continuing operations for 2004 were foreign currency balance sheet translation losses of $153 million compared to $326 million in 2003 and $41 million in 2002. Foreign currency balance sheet translation effects arise from translating monetary items (principally deferred income taxes, operating working capital and long-term liabilities) denominated in Canadian and Australian dollars into U.S. dollars for reporting purposes. The translation losses in 2004 largely reflected the further weakening of the U.S. dollar against the Canadian and Australian dollars.  At the end of 2004, the U.S. dollar was 7% lower against the Canadian dollar and 4% lower against the Australian dollar as compared to its value at the end of 2003.  At the end of 2003, the U.S. dollar was 18% lower against the Canadian dollar and 25% lower against the Australian dollar as compared to its value at the end of 2002.  Although balance sheet translation effects are primarily non-cash in nature, they can have a significant impact on the Company's net income.

Income from continuing operations for 2004 included a net after-tax loss of $395 million for OSIs.  The most significant items included: a goodwill impairment charge of $154 million mainly related to European fabricating assets in the Engineered Products group, acquired as part of Pechiney; purchase accounting and other adjustments, primarily on inventory, of $112 million related to Pechiney; an asset impairment charge of $66 million related to two rolling mills in Italy; restructuring charges of $41 million mainly related to the closures of two rolled products facilities in the United Kingdom and Belgium; synergy costs of $44 million related to the Pechiney and FlexPac acquisitions; a gain of $46 million resulting from a dilution in the Company's interest in an anode-producing operation in the Netherlands; and expenses of $31 million related to the spin-off of Novelis.

Income from continuing operations for 2003 included a net after-tax gain of $43 million for OSIs.  The most significant items included: favourable tax adjustments of $72 million primarily resulting from a change in tax legislation in Australia; a currency-related gain, net of financing costs, of $65 million on the funding of the Pechiney acquisition; and gains of $39 million mainly from the sale of assets in Japan, the United Kingdom, Malaysia and Italy.  These were partially offset by: a $32-million write-off of in-process research and development undertaken by Pechiney prior to the acquisition; a goodwill impairment charge of $28 million related to Engineered Products businesses; restructuring charges of $26 million related to closure costs for flexible packaging operations in Europe and certain cable operations in the United States; environmental and legal provisions of $17 million mainly due to an environmental reserve for a site in the United States; and synergy costs of $14 million related to the FlexPac acquisition.

Income from continuing operations for 2002 included a net after-tax charge of $109 million for OSIs. The largest of these items included: a provision of $68 million for a ruling on a contract dispute with Powerex, an affiliate of B.C. Hydro; $13 million for the impairment of certain businesses in Italy; charges of $21 million for the closures of the Burntisland specialty alumina plant and the Banbury R&D facility, both in the United Kingdom; $17 million relating to other integration and restructuring costs; and $15 million in other miscellaneous charges.  These items were partially offset by an after-tax gain of $24 million on the sale of more than half of the Company's remaining portfolio investment in Nippon Light Metal Company, Ltd. (NLM).

Sales and Operating Revenues

Revenues and Aluminum Volumes

	2004	2003	2002
Third-party sales and operating revenues (US$M)	24,885	13,850	12,483
Total aluminum volume* (kt)	6,443	4,508	4,424
*Includes ingot and rolled product shipments, conversion of customer-owned metal (tolling) as well as aluminum used in engineered products and packaging.
Higher revenues in 2004 mainly reflect the acquisition of Pechiney and higher prices for aluminum.

Sales Price Realizations

(US$/t)	2004	2003	2002
Ingot product realizations	1,884	1,605	1,528
LME 3-month aluminum price	1,721	1,428	1,365
Realizations for ingot increased in line with higher LME prices.

Sales and operating revenues were $24.9 billion in 2004, an increase of $11.0 billion, or 80%, compared to 2003.   Approximately $9 billion of the increase reflected the additional revenues from former Pechiney businesses acquired in December 2003, with the balance largely explained by higher LME prices, which were up on average 21% compared to 2003.  Also contributing to the increase in sales in 2004 were higher alumina prices and the impact of the stronger euro.  The value of the U.S. dollar declined by approximately 9% against the euro year-over-year.

In 2003, sales and operating revenues were $13.9 billion, an increase of $1.4 billion, or 11%, compared to 2002. The increase reflected the additional revenues from the packaging and composites businesses acquired during the year, higher aluminum and alumina prices, increased ingot shipments and the impact of the stronger euro.

Revenues by Market - 2004

Packaging	37%
Aluminum Ingot	17%
Beverage Cans	10%
Building and Construction	6%
Electrical	3%
Transportation	8%
Other	19%
Total	100%

Costs and Expenses

(in millions of US$, except where indicated)	2004	% of sales	2003	% of sales	2002	% of sales
Cost of sales and operating expenses	20,203	81.2	11,171	80.7	10,032	80.4
Depreciation and amortization	1,337	5.4	862	6.2	772	6.2
Selling, administrative and general expenses..................	1,612	6.5	758	5.5	580	4.6
Research and development expenses............................	239	1.0	190	1.4	115	0.9
Other expenses......................	406	1.6	131	0.9	119	1.0

Over the last three years, Alcan has experienced significant cost pressure arising mainly from the weakening U.S. dollar, rising fuel prices and increased costs for freight and key raw materials such as coke, pitch, plastics and resins. The sharp decline in the U.S. dollar has had a significant unfavourable impact on costs incurred in other currencies, which are translated into U.S. dollars for reporting purposes. The economic impact was pronounced in countries such as Canada, Australia and the United Kingdom, where the Company's bauxite, alumina and aluminum operations have a local currency cost base but U.S. dollar revenues.  This results in escalating local costs without any offsetting increase in revenues, inflating overall costs as a percentage of sales.  Through cost reductions, increased productivity, more efficient use of raw materials and higher selling prices for both metal and end products, Alcan has largely been able to offset the cost penalty.

In 2003, Alcan formalized its Continuous Improvement (CI) efforts under a common system aimed at maximizing improvement opportunities and enhancing the Company's competitive position and operating efficiency.  The new system combines the complementary approaches of Lean Manufacturing and Six Sigma to provide a full range of improvement tools to the Company's businesses. The acquisition of Pechiney has allowed Alcan to further strengthen its CI process by leveraging the combined knowledge and expertise of both companies.  Each of Alcan's business groups have improvement targets that are integrated into the operating plans and budgets for the year.

With the acquisition of Pechiney, Alcan expects to realize synergies of $360 million in annual pre-tax cost savings largely through streamlined corporate and head office services, logistical and purchasing efficiencies, the optimization of production facilities and a focused approach to research and development (R&D). The actions required to secure these recurring annual synergies are expected to be fully implemented by the end of 2005. In order to achieve the synergies, Alcan estimates that it will need to incur approximately $260 million in costs and make capital expenditures of $90 million.  As at December 31, 2004, Alcan has achieved an annual run rate of approximately $160 million, well ahead of its target for the year.  Realized savings for 2004 were $101 million as compared to a target of $41 million, which reflects faster execution of synergy plans.  The Company incurred $170 million in costs in 2004, of which $107 million were treated as purchase accounting adjustments and $29 million were capital expenditures.

Value of U.S. Dollar - Average Annual Percentage Change (%)	2004	2003	2002
Canadian dollar	(7)	(11)	1
Australian dollar	(11)	(17)	(5)
Euro	(9)	(16)	(5)

In 2004, cost of sales and operating expenses were 81.2% of sales and operating revenues compared to 80.7% in 2003. Higher realized prices for aluminum, alumina and products sold through downstream businesses, together with increased volumes, were more than offset by the adverse impact of the weaker U.S. dollar on operating costs and increased costs for fuel and raw materials.  In 2003, cost of sales and operating expenses were 80.7% of sales and operating revenues compared to 80.4% in 2002.  Benefits from cost and productivity improvements, higher realized prices for aluminum and alumina and volume increases were more than offset by adverse currency impacts and higher costs for recycled metal, fuel, raw materials and employee benefits.

Total Aluminum Volume and Purchases

(kt)	2004	2003	2002
Total aluminum volume *	6,443	4,508	4,424
Total purchases	2,172	1,843	1,855
* Includes ingot and rolled product shipments, conversion of customer-owned metal (tolling) as well as aluminum used in engineered products and packaging.

Depreciation and amortization expense was $1,337 million in 2004, an increase of $475 million from 2003.  Approximately 89% of the increase in 2004 was due to the addition of Pechiney, acquired at the end of 2003, while the balance reflected higher capital expenditures and the weaker U.S. dollar against the euro.  In 2003, depreciation and amortization expense was $862 million, an increase of $90 million over 2002.  The increase mainly reflected the impact of the weaker U.S. dollar and the acquisition of packaging and composites businesses during the year.

Selling, administrative and general (SA&G) expenses were $1,612 million in 2004, $854 million higher than in 2003.  Close to 80% of the increase was due to the addition of Pechiney, while the balance mainly reflected costs associated with the Novelis spin-off, various compliance and governance initiatives, higher incentive compensation expenses and the decline in the value of the U.S. dollar against the various currencies in which Alcan incurs costs.  SA&G expenses were $758 million in 2003, an increase of $178 million as compared to 2002.  In 2003, excluding the impact of business acquisitions, expenses increased by approximately $150 million largely due to higher pension expenses and the impact of the weaker U.S. dollar.  Over the last three years, SA&G expenses have increased as a percentage of sales and operating revenues, which in large part reflects the changing composition of Alcan's portfolio and the greater relative weight of the packaging business.  The percentage for 2004 was 6.5% of sales, but after adjusting for the Novelis spin-off and Pechiney integration costs, the percentage was 6.1%.

Alcan's R&D activities continue to be closely aligned with the needs of its core businesses. The Company is focused on improving process technology and developing new product applications for a diverse range of markets and customers.  R&D spending at central research laboratories, technology centres and technical departments was $239 million in 2004, an increase of $49 million, or 26%, compared to 2003.  The increase in 2004 was due to the addition of Pechiney.  R&D expenses were $190 million in 2003, an increase of $75 million over 2002.  The increase mainly reflected the immediate expensing of $50 million of Pechiney's in-process R&D, as required under U.S. GAAP, as well as the impact of the weaker U.S. dollar.

Interest

	2004	2003	2002
Interest expense (US$M)	346	212	198
Capitalized interest (US$M)	11	5	-
Effective average interest rate (%)	3.7	5.2	5.1
Increased interest expense in 2004 reflects higher debt levels following the acquisition of Pechiney.

Interest expense was $346 million in 2004 compared to $212 million in 2003 and $198 million in 2002.  The increase in 2004 as compared to 2003 was due to the higher level of debt outstanding throughout the year as a result of the debt raised to finance the Pechiney acquisition in December 2003 and debt assumed on acquisition.  The impact of increased leverage more than offset the benefit of a lower average cost of debt.  In 2003, total interest cost, including capitalized interest, increased by $19 million as compared to 2002, primarily as a result of the $3.5 billion of financing raised in December 2003 to fund the acquisition of Pechiney.

Alcan's effective average interest rate on debt was 3.7% in 2004 as compared to 5.2% in 2003.  The lower effective rate in 2004 reflects the much larger proportion of floating and short-term debt carried throughout 2004 in anticipation of the financing settlement associated with the Novelis spin-off.  The effective average interest rate is derived by dividing the total interest cost on debt for the year (refer to the Liquidity and Capital Resources section for a calculation of debt) by the average quarter-end debt for the year, including the prior year-end debt balance.  In order to calculate the effective rate for 2003, the year-end debt balance is adjusted on a pro-rata basis for the debt raised to finance Pechiney. This provides a more representative debt level on which interest was incurred.  Pechiney debt assumed is excluded from the calculation because the interest cost for the year excludes Pechiney and the debt raised to finance the acquisition is pro-rated because it was only outstanding for a portion of the fourth quarter of 2003.

In 2004, other expenses (net of other income) of $406 million included: restructuring charges of $105 million mainly related to the closure of certain packaging operations in the United States and Europe, the Arvida capacity shutdown and the closure of a rolled products facility in the United Kingdom; asset impairment charges of $99 million mainly related to two rolling mills in Italy and a rolled products facility in the United Kingdom; foreign exchange losses of $61 million mainly related to balance sheet translation; a gain of $46 million resulting from a dilution in the Company's interest in an anode-producing operation in the Netherlands; Pechiney integration costs of $38 million; and losses of $36 million related to the marking-to-market of derivatives. In 2003, other expenses (net of other income) of $131 million included: foreign exchange losses of $116 million mainly related to balance sheet translation; a $59-million currency-related gain on the financing of the Pechiney acquisition; a gain of $34 million on the sale of the Company's remaining portfolio investment in NLM; impairment charges of $14 million related to operations in Canada; an environmental provision of $25 million for a site in the United States; a $30-million mark-to-market gain on the revaluation of derivative instruments; and restructuring charges of $10 million for a cable plant in the United States. Other expenses (net of other income) of $119 million in 2002 included a $100-million provision for a ruling on a contract dispute with Powerex, an affiliate of B.C. Hydro; a mark-to-market gain of $60 million on the revaluation of derivatives; foreign exchanges losses of $51 million mainly arising from balance sheet translation; and a gain of $37 million on the sale of part of the Company's portfolio investment in NLM.

Income Taxes

Income tax expense of $375 million for 2004 represented an effective tax rate of 64%, compared to 52% in 2003 and 43% in 2002.  This compares to a composite of the applicable statutory corporate income tax rate of 32% (39% in 2003 and 2002).  In 2004, the difference between the effective and composite tax rates was principally due to the non-tax deductible charges of $154 million for the impairment of goodwill and $66 million for asset impairments, as well as non-deductible foreign currency balance sheet translation losses.  In 2003, the difference in the rates was primarily due to foreign currency balance sheet translation losses, partially offset by one-time tax benefits in Australia, investment and other allowances and lower tax rates in foreign jurisdictions.  The tax benefits in Australia relate to the implementation of a tax consolidation regime together with the conversion to the U.S. dollar as the tax reporting currency, which the Company adopted at the earliest opportunity to reduce foreign currency volatility.  As a result of these changes in legislation, the Company was able to reset the tax value of certain assets in Australia and record a deferred tax benefit of $74 million in 2003.  After certain uncertainties in the application of the legislation were resolved, additional tax benefits of $23 million were recorded in 2004.  In 2002, the difference in the rates was primarily due to currency related items and the impact of potential future tax benefits that were not recognized since their realization was not likely, partially offset by lower tax rates in foreign jurisdictions and investment and other allowances.

A full reconciliation between the Canadian composite statutory tax rate and the effective tax rate is presented in note 11, Income Taxes, of the consolidated financial statements.

Goodwill

At the end of 2004, Alcan had $5,496 million of goodwill on its balance sheet, compared to $4,686 million at the end of 2003 and $2,136 million at the end of 2002.  The increase in 2003 mainly reflected the year-end acquisition of Pechiney, which was accounted for using the purchase method.  The balance sheet of Pechiney was included in Alcan's consolidated financial statements as of December 31, 2003, based on a preliminary valuation and purchase price allocation. In the fourth quarter of 2004, Alcan finalized the purchase accounting related to the acquisition, which resulted in a further increase in goodwill.

In 2002, the Company adopted new accounting standards on goodwill. As a result of this change, goodwill is no longer amortized but carried at the lower of carrying value and fair value. Goodwill is tested for impairment on an annual basis.  In 2004, the Company's review of goodwill resulted in an impairment charge of $154 million mainly related to European fabricating assets acquired as part of Pechiney. At the time of acquisition, Pechiney's value was based on prevailing exchange rates and metal prices combined with Pechiney's internal planning assumptions. Since that time, the strong appreciation of the euro and aluminum prices, together with a reassessment of plan assumptions, have adversely affected the value of several fabricating facilities in the Engineered Products group, mainly in Europe.  In 2003, the review of goodwill resulted in an impairment charge of $28 million related to extrusions operations in Europe.  In 2002, an impairment charge of $748 million was recorded as a cumulative effect of an accounting change as of January 1, 2002.  This non-cash adjustment reflected the deterioration in end-market conditions in the period from the algroup integration in October 2000 to January 1, 2002, and did not reflect a change in the growth prospects of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash Flow from Operating Activities and Free Cash Flow from Continuing Operations

(in millions of US$)	2004	2003	2002
Cash flow from operating activities in continuing operations	1,762	1,801	1,519
Free cash flow from continuing operations	233	752	689
Cash flow from operating activities continued at close to record levels in 2004.

Free Cash Flow from Continuing Operations (in millions of US$)	2004	2003	2002

Cash flow from operating activities in continuing operations	1,762	1,801	1,519
Dividends
Alcan shareholders (including preference)	(227)	(200)	(197)
Minority interests	(13)	(11)	(6)
Capital expenditures in continuing operations	(1,289)	(838)	(627)
Free Cash Flow from Continuing Operations	233	752	689

Cash flow from operating activities in continuing operations was $1,762 million in 2004, only slightly lower than the record cash flow achieved in 2003.  On a cash basis, operating working capital increased by $178 million in 2004 mainly reflecting an increase in receivables of $435 million, partially offset by an increase in payables of $233 million.  The higher level of receivables and operating working capital at the end of 2004 mainly reflected the impact of rising metal prices, which were up on average 21% from the prior year.   In 2003, a focused attention on costs, stringent management of working capital and a disciplined approach to capital spending yielded record cash flow from operating activities in continuing operations of $1,801 million, an increase of 19% over 2002.  Management action resulted in operating working capital, most notably receivables, being drawn down by $469 million in 2003, following a reduction of $47 million in 2002.

Free cash flow from continuing operations consists of cash from operating activities in continuing operations less capital expenditures and dividends. Management considers this relevant information for investors as it provides a measure of the cash generated internally that is available for investment opportunities and debt service. GAAP does not prescribe a methodology for computing free cash flow from continuing operations and, accordingly, information may not be comparable to similar measures published by other companies.  Free cash flow from continuing operations was $233 million in 2004, a decrease of $519 million, or 69%, compared to 2003.  The decrease in 2004 is mainly attributable to a higher level of capital spending compared to 2003.  Capital expenditures are further discussed under Investment Activities. Free cash flow from continuing operations was a record $752 million in 2003, an increase of $63 million, or 9%, compared to 2002, resulting from the record level of cash flow from operating activities and disciplined capital spending.

Cash and time deposits in continuing operations totaled $184 million at the end of 2004, down from $686 million at the end of 2003 and up from $97 million at the end of 2002. The decrease in 2004 resulted from a focus on tight cash management.  The increase in 2003 includes $243 million of cash assumed on the acquisition of Pechiney, as well as funds held for the purchase of the remaining shares of Pechiney subsequent to year-end.

Financing Activities

Total Borrowings and Equity

	2004	2003	2002
Borrowings * (US$M)	9,405	9,543	3,751
Equity ** (US$M)	10,962	10,680	8,442
Debt as a percentage of invested capital (%)	46	47	31
* Includes borrowings of operations held for sale.
** Includes minority interests and preference shares.
With the spin-off of Novelis, borrowings were reduced by $2.5 billion in the first quarter of 2005.

Cash used for financing activities in continuing operations was $541 million in 2004, which mainly reflected the repayment of some short-term borrowings.  In 2003, the Company generated $3,453 million of funds from financing activities in continuing operations as a result of the issuance of new debt in connection with the acquisition of Pechiney.  In 2002, cash used for financing activities in continuing operations was $673 million, which reflected the net repayment of long and short-term debt.

Over the last three years, Alcan has paid a quarterly dividend of 15 cents per common share.  Total dividends paid were  $240 million in 2004 compared to $211 million in 2003 and $203 million in 2002.

In April 2004, the Company obtained a $3-billion, multi-currency, five-year, committed global credit facility with a syndicate of international banks.  The facility is available for general corporate purposes. In July 2004, the Company entered into a $500-million, 18-month term loan with a group of international banks.  Proceeds from the loan were used to refinance      $500-million, callable two-year floating rate notes, issued in December 2003 by a wholly-owned subsidiary, Alcan Aluminum Corporation.  In December 2004, the Company entered into an additional $500-million, short-term loan with a group of international banks that was used to refinance one-year floating rate notes which were also issued by Alcan Aluminum Corporation in 2003.  Both term loans have since been repaid in 2005.  In December 2004, a wholly-owned subsidiary, Pechiney Pacific (Pty) Ltd., obtained a $125-million, short-term committed credit facility from a group of international banks.

In May 2003, the Company issued $500 million of 4.5% global notes, due May 15, 2013.  The proceeds were partially used to fund the FlexPac acquisition, with the remainder used to refinance maturing long-term debt.  In December 2003, the Company completed a $2.25-billion, four-tranche debt offering in the United States to partially fund the cash portion of the Pechiney acquisition.  The debt offering consisted of two global notes issues, one for $500 million with a coupon of 5.2%, due January 15, 2014, and the other for $750 million with a coupon of 6.125%, due December 15, 2033, as well as the issuance of two tranches of floating rate notes:  $500-million, one-year notes and $500-million, two-year callable notes.  The floating rate notes, fully and unconditionally guaranteed by the Company, were issued by its wholly-owned subsidiary, Alcan Aluminum Corporation. The remaining funding requirements for the acquisition were obtained through a combination of commercial paper, available cash and a short-term bank loan. In addition to the issuance of new debt, the Company has also assumed the debt of companies acquired, which amounted to approximately $2.1 billion in 2003.

In January 2002, the Company redeemed all of its $150-million, 8.875% debentures originally due on January 15, 2022, for 104.15% of their face value. A loss of $6 million was recognized in the first quarter of 2002. In September 2002, the Company issued $500 million of 4.875% global notes, due September 15, 2012. Net proceeds were used to repay existing long-term debt and commercial paper borrowings.

Alcan has access to $3.1 billion of committed credit facilities, which are used primarily to support Alcan's commercial paper programs.  As of the date of this report, Alcan has $1.6 billion of commercial paper outstanding.  The Company believes that the cash from continuing operations together with available credit facilities will be more than sufficient to meet the cash requirements of operations, planned capital expenditures, dividends and any short-term debt refinancing requirements. In addition, the Company believes that its ability to access global capital markets, considering its investment grade credit rating, provides any additional liquidity that may be required to meet unforeseen events. During 2004, Standard & Poor's Rating Services maintained its rating on Alcan's long-term debt at A- and its rating on short-term debt at A2.  Comparable ratings from Moody's Investors Services were Baa1 and P2, respectively.

Debt as a percentage of invested capital does not have a uniform definition. Because other issuers may calculate debt as a percentage of invested capital differently, Alcan's calculation may not be comparable to other companies' calculations. The reconciliation below explains the calculation. The figure is calculated by dividing borrowings by total invested capital. Total invested capital is equal to the sum of borrowings and equity, including minority interests. The Company believes that debt as a percentage of invested capital can be a useful measure of its financial leverage as it indicates the extent to which it is financed by debtholders. The measure is widely used by the investment community and credit rating agencies to assess the relative amounts of capital put at risk by debtholders and equity investors.

Debt as a percentage of invested capital was 46% at the end of 2004, down slightly from the rate at the end of 2003 and up from 31% at the end of 2002. The significant increase in the ratio in 2003 was mainly due to the impact of new debt issuances and debt assumed on the Pechiney acquisition. In line with its objective to maintain a solid investment grade credit rating, Alcan has a target debt to capitalization ratio of 35%. The spin-off transaction on January 6, 2005 will help accelerate the achievement of this target.

Debt as a Percentage of Invested Capital As at December 31 (in millions of US$)	2004	2003	2002

Debt
Short-term borrowings	2,486	1,764	378
Debt maturing within one year	569	341	249
Debt not maturing within one year	6,345	7,437	3,120
Debt of operations held for sale	5	1	4
Total debt	9,405	9,543	3,751

Equity
Minority interests	236	403	150
Shareholders' equity
Redeemable non-retractable preference shares	160	160	160
Common shareholders' equity	10,566	10,117	8,132
Total equity (including minority interests)	10,962	10,680	8,442

Invested capital	20,367	20,223	12,193

Debt as a Percentage of Invested Capital (%)	46	47	31

Investment Activities

Cash used for investment activities in continuing operations was $1,728 million in 2004 compared to $4,594 million in 2003 and $860 million in 2002.  The higher level of investment activity in 2003 principally reflected the acquisition of a 92.2% stake in Pechiney.  In February 2004, Alcan completed the acquisition of the company with the purchase of the remaining outstanding shares, such that it is now a wholly owned subsidiary.  For further details, refer to the section Business Acquisitions below.

Capital Expenditures and Depreciation in Continuing Operations (in millions of US$)	2004	2003	2002
Capital expenditures for continuing operations	1,289	838	627
Depreciation and amortization expense	1,337	862	772
For the last three years, the Company has maintained capital expenditures below the level of depreciation.

Capital Expenditures
Capital expenditures for 2004 were $1,289 million, up from $838 million in 2003 and $627 million in 2002.  The increase in 2004 mainly reflects the inclusion of capital expenditures by former Pechiney business units as well as spending on the Gove alumina refinery expansion, which began in the fall of 2004.  Nevertheless, capital spending remained below the level of depreciation and amortization expense for a third consecutive year, a reflection of the Company's emphasis on financial discipline.  Spending in 2003 increased over 2002 largely due to the 307-kt expansion of the Alouette smelter in Quebec, in which Alcan has a 40% stake. By the end of 2004, the expansion was virtually complete at a total cost to Alcan of approximately $400 million of which about $207 million was spent in 2004.  In the third quarter of 2004, Alcan announced that it would proceed with the 1.7-Mt expansion of its 2.1-Mt Gove alumina refinery in Australia. The expansion, which is expected to cost $1.3 billion, should commence operations by early 2007.

In 2005, Alcan's capital spending is expected to be approximately $1.9 billion, reflecting additional spending on the Gove expansion. Excluding Gove, the remaining capital expenditures are expected to be in line with depreciation.  Of the remaining capital expenditures, about 75% are considered to be sustaining expenditures required to maintain the quality of the asset base or meet environmental regulations, with the balance mainly targeting smaller, profitable growth initiatives.

Business Acquisitions
Alcan has taken several important strategic steps to significantly transform its portfolio towards higher growth and higher value added businesses.  Most notable among these steps were the acquisition of Pechiney at the end of 2003 and the spin-off of the rolled products businesses, which was completed in early 2005.  Cash used for acquisitions was $466 million in 2004 compared to $3,819 million in 2003 and $346 million in 2002.  The higher level in 2003 mainly reflected the acquisition of Pechiney, but also a number of smaller investments.

As discussed earlier, in February 2004, Alcan acquired the remaining outstanding shares of Pechiney for cash. In March 2004, the Company finalized the joint venture agreement with Qingtongxia Aluminium Group Company Limited and Ningxia Electric Power Development and Investment Co. Ltd. Under the agreement, Alcan has invested $110 million as at December 31, 2004, for a 50% participation in a 150-kt modern pre-bake smelter located in the Ningxia autonomous region of China.

On December 15, 2003, Alcan acquired 92.2% of Pechiney, a French société anonyme with international operations in three core businesses: primary aluminum, aluminum conversion and packaging. The total consideration for this ownership interest was $5.5 billion, which consisted of $3.7 billion in cash (including net transaction costs of $79 million and net of cash and time deposits acquired of $243 million), $1.7 billion in Alcan common shares (42 million shares at $39.63 per share) and $80 million for Pechiney stock options held by the employees.  In addition, the Company assumed from Pechiney total debt of $2.1 billion. In early February 2004, Alcan took a number of steps to acquire the remaining shares of Pechiney for cash.  Also in 2003, the Company executed several value-creating transactions including the acquisition of a packaging business, VAW Flexible Packaging (FlexPac), at a cost of $330 million and two composite product businesses, Baltek Corporation (Baltek) and Uniwood/Fome-Cor (Gator-Cor), at a cost of $38 million and $95 million, respectively. These acquisitions built upon Alcan's already strong market positions by extending product range and geographic reach.

During 2002, the Company acquired a 40% joint venture interest in the Aluminerie Alouette consortium in two transactions. The first tranche of 20% was purchased from the Société générale de financement du Québec (SGF) and the second tranche of 20% from the Corus Group plc at costs of $172 million and $171 million, respectively.

In February 2005, Alcan signed a Shareholders' Agreement with Oman Oil Company S.A.O.C. (OOC) and Abu Dhabi Water and Electricity Authority (ADWEA) for the development of a proposed 325-kt/y aluminum smelter in Sohar, Oman. Under the agreement, Alcan will have a 20% equity interest in the smelter with each of the other two partners holding a 40% share.

Business Divestments
Proceeds from the disposal of businesses, investments and other assets totaled $35 million in 2004 compared to $63 million in 2003 and $113 million in 2002.  Assets and businesses disposed of in 2004 included the packaging operations of the Boxal Group and Suner Cartons, certain assets of the ores and concentrates trading operations, including the lead and zinc trading business.  Proceeds on the sale of these businesses are included in cash from (used for) investment activities in discontinued operations.  In December 2004, the Company announced that it had reached agreements for the sale of its controlling interest in Aluminium de Grèce S.A. (AdG) and Pechiney Électrométallurgie (PEM).  On March 15, 2005, Alcan completed the sale of AdG.

In 2003, asset disposals included the Borgofranco power station in Italy, the Banbury laboratory and assets associated with the Burntisland specialty alumina plant, both located in the United Kingdom, as well as the Company's remaining investment in NLM.  In addition, the Company sold businesses that were classified as discontinued operations in its consolidated financial statements. These included the Fibrenyle packaging plants in the United Kingdom and the Pieve extrusions operation in Italy. Proceeds on the sale of these businesses are included in cash from (used for) investment activities in discontinued operations. Disposals in 2002 mainly comprised moulded glass operations in the United States and China, rolled product circles operations in Italy, three Company-owned cargo ships and more than half of the Company's investment in NLM.

Novelis Spin-Off
On January 6, 2005, Alcan completed the spin-off of Novelis to its shareholders. Novelis consists of substantially all of the aluminum rolled products businesses held by Alcan prior to its 2003 acquisition of Pechiney, together with some of Alcan's alumina and primary metal-related businesses in Brazil, which are fully integrated with the rolled products operations there, as well as four former Pechiney rolling facilities in Europe.  The spin-off allows Alcan to focus on its higher growth, higher margin businesses and satisfies certain regulatory requirements associated with the acquisition of Pechiney, including the requirement to divest either of Neuf-Brisach or the AluNorf/Göttingen/Nachterstedt rolling facilities in Europe and the Ravenswood facility in the United States.

The spin-off transaction resulted in a payment to Alcan by Novelis of approximately $2.6 billion shortly following the effective date of the spin-off to settle the accounts between the two parties. These proceeds were used to reduce two term loans and Alcan's commercial paper balance included in short-term borrowings and debt not maturing within one year in Alcan's pro forma consolidated financial statements as at December 31, 2004. As a result of this payment, together with the impact of the transfer of $300 million of other debt to Novelis and the termination of the receivables securitization program, Alcan's debt has been reduced by $2.5 billion in its pro forma condensed consolidated balance sheet as at December 31, 2004. The final cash settlement between Alcan and Novelis related to the spin-off will happen by the end of the first quarter of 2005 and is expected to result in a cash outflow of approximately $100 million from Alcan to Novelis.

For further details, refer to note 8, Acquisition of Pechiney, note 7, Spin-Off of Rolled Products Businesses and note 28, Commitments and Contingencies, of the consolidated financial statements.

Contractual Obligations
The Company has future obligations under various contracts relating to debt payments, capital and operating leases, long-term purchase arrangements, pensions and other post-employment benefits, and guarantees.  The table below provides a summary of these contractual obligations (based on undiscounted future cash flows) as at December 31, 2004.  There are no material off-balance sheet arrangements.

Contractual Obligations As at December 31, 2004 (in millions of US$)	Payments due by period
	Total	2005	2006-2007	2008-2009	2010 and thereafter

Long-term debt (1)	6,914	569	1,559	525	4,261
Capital leases (2)	34	8	12	7	7
Operating leases (2)	345	83	115	62	85
Purchase obligations (2)	6,324	885	1,176	1,163	3,100
Unfunded pension plans (3)	2,845	76	157	163	2,449
Other post-employment benefits (3)	2,795	72	148	161	2,414
Funded pension plans (3) (4)	(4)	206	421	434	(4)
Guarantees (2)	28	15	-	-	13
Total		1,914	3,588	2,515

(1)   Refer to note 23, Debt Not Maturing Within One Year, of the accompanying consolidated financial statements.

(2)   Refer to note 28, Commitments and Contingencies, of the accompanying consolidated financial statements.

(3)   Refer to note 32, Post-Retirement Benefits, of the accompanying consolidated financial statements.

(4)  Pension funding generally includes the contribution required to finance the annual service cost, except where the plan is largely overfunded, and amortization of unfunded liabilities over periods of 15 years, with larger payments made over the initial period where required by pension legislation.  Contributions depend on actual returns on pension assets and on deviations from other economic and demographic actuarial assumptions.  Based on management's long-term expected return on assets, annual contributions for years after 2009 are projected to be in the same range as in prior years and to grow in relation with payroll.

ENVIRONMENT, HEALTH AND SAFETY (EHS)

EHS FIRST, a core component of Alcan's Integrated Management System (AIMS), ensures that environment, health and safety performance is a top priority across all of Alcan's businesses and all levels of the organization, from corporate offices to the shop floor.  With this company-wide commitment, Alcan strives to be a recognized industry leader in EHS excellence.  EHS FIRST is more than just a system; it represents an attitude, a mindset and an acceptance by all employees of their responsibility and accountability towards implementing EHS best practices around the globe.

EHS FIRST requires all sites to be certified under ISO 14001, an international environmental management standard, and OHSAS 18001, an international occupational health and safety management standard. In addition, Alcan imposes stringent requirements on its businesses. For instance, newly acquired facilities must be fully compliant with all requirements within two years of their acquisition. By the end of 2004, 60% of the Company's facilities were ISO 14001 certified and 53% of the facilities were OHSAS 18001 certified. All wholly-owned facilities of Alcan prior to the acquisition of Pechiney are certified.

Since the 1990s, Alcan has been actively engaged in the reduction of greenhouse gases (GHG) and in 2000 introduced TARGET, a program for setting voluntary reduction objectives, managing risks and reporting performance. In 2004, Alcan introduced an EHS FIRST performance data management system to standardize data gathering and reporting at all levels of the organization. A comprehensive overview of EHS FIRST performance, including GHG data, can be found in the 2004 Sustainability Report available on the Company's Web site.

The precautionary principle inherent in EHS FIRST is designed to efficiently minimize the risks of new EHS-related liabilities emerging from Alcan's present or future activities. For liabilities originating from past Alcan activities as well as its acquired industrial activities, an Alcan-wide program has been standardized in EHS FIRST to systematically manage liabilities in voluntary programs and in co-operation with local authorities.

Alcan's capital expenditures to protect the environment and improve working conditions were $79 million in 2004 and are projected to be $131 million in 2005 and $157 million in 2006. In addition, expenditures charged against income for environmental protection were $175 million in 2004, and are expected to be $218 million in 2005 and $193 million in 2006.

For the fourth consecutive year, Alcan was selected as a member of the Dow Jones Sustainability World Index. The Index recognizes Alcan as leading the aluminum industry in criteria ranging from code of conduct, risk and crisis management, environmental policy and management, human capital development and standards for suppliers. In addition, the Company's high ranking in the Index is a testament to how well Alcan has set industry standards in managing climate change issues, such as the development of its carbon dioxide (CO2) inventory and GHG strategy.

OPERATING SEGMENT REVIEW

Throughout 2004, the Company had six business groups or operating segments: Bauxite and Alumina; Primary Metal; Rolled Products Americas and Asia; Rolled Products Europe; Engineered Products; and Packaging. This structure included the fully integrated former businesses of Pechiney.

The Company's measure of the profitability of its operating segments is referred to as business group profit (BGP).  BGP comprises earnings before interest, income taxes, minority interests, depreciation and amortization and excludes certain items, such as corporate costs, restructuring costs (relating to major corporate-wide acquisitions or initiatives), impairment and other special charges, and pension actuarial gains, losses and other adjustments, that are not under the control of the business groups or are otherwise excluded from the measurement of their profitability.  These items are generally managed by the Company's corporate head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters.

Financial information for individual business groups presented in this section includes the results of certain joint ventures on a proportionately consolidated basis, which is consistent with past practice under Canadian GAAP and reflects the way the business groups are managed. However, with the adoption of U.S. GAAP, the BGP of these joint ventures is now removed under the caption "Equity-accounted joint venture eliminations" and their net after-tax results are reported as equity income.

The change in the fair market value of derivatives has been removed from individual business group results and is shown on a separate line in reconciling to income from continuing operations.  This presentation provides a more accurate portrayal of underlying business group results and is in line with the Company's portfolio approach to risk management.

The BGPs for prior periods have been restated to reflect the reclassification of the foil-rolling operations from the Packaging group to the Rolled Products Europe group.

Additional operating segment information is presented in note 34, Information by Operating Segments, of the consolidated financial statements.  The information that follows is reported by operating segment on a stand-alone basis. Transactions between groups are conducted at arm's length and reflect market prices. Accordingly, earnings from Bauxite and Alumina as well as from Primary Metal operations include profit on alumina or metal produced by the Company, whether sold to third parties or used in the Company's fabricating and packaging operations. Earnings from the downstream operations represent only the value-added portion of the profit from rolled products, engineered products and packaging products.

On January 6, 2005, Alcan completed the spin-off of its rolled products businesses into a new, independent company named Novelis Inc. The new company comprises substantially all of the aluminum rolled products businesses held by Alcan prior to its 2003 acquisition of Pechiney, together with some of Alcan's alumina and primary metal-related businesses in Brazil, which are fully integrated with the rolled products operations there, as well as four former Pechiney rolling facilities in Europe, whose end-use markets and customers are similar to those of Novelis. Also included within Novelis are the assets, liabilities and operations relating to portions of the Sierre facility, located in Switzerland.

Following the spin-off, Alcan will continue to have five aluminum rolled products facilities in four countries. The rolled products facilities retained by Alcan are Neuf-Brisach and Issoire, both in France, which are part of Engineered Products; Sierre in Switzerland, which is included in Engineered Products; Singen in Germany, which is a shared facility between Engineered Products and Packaging; and Ravenswood in the United States, which is included in Engineered Products.

Financial and operating information for businesses transferred to Novelis in January 2005 are included in Alcan's consolidated financial statements and MD&A for 2004 and prior periods presented.

Effective in 2005, Alcan's operating management structure comprises four business groups or operating segments:  Bauxite and Alumina; Primary Metal; Engineered Products and Packaging.

Third-Party Revenues by Business Group - 2004

Bauxite and Alumina	6%
Primary Metal	17%
Engineered Products	21%
Packaging	25%
Rolled Products Americas and Asia	18%
Rolled Products Europe	13%
Total	100%

Bauxite and Alumina
The Bauxite and Alumina (B&A) group owns or is a joint-venture partner in seven bauxite mines and deposits and ten alumina or specialty alumina refineries, excluding discontinued operations. It also purchases bauxite and alumina from third parties, and is a recognized leader and supplier of alumina refinery technology. Approximately 60% of the alumina produced and purchased is used to meet Alcan's own smelting requirements and the balance is sold to third parties. With the acquisition of Pechiney at the end of 2003, the group's alumina hydrate production capacity increased from 4.3 Mt/y to approximately 5.8 Mt/y.  Over the last several years, the group has substantially improved its competitive position by successfully repositioning its production base around low-cost bauxite and alumina assets in Australia.  The recently started expansion of the Gove refinery in Australia, discussed below, will further enhance the group's alumina cost position, firmly placing a majority of production in the lowest quartile of the industry cost curve.

In November 2004, Alcan signed a protocol of negotiation with Alcoa World Alumina LLC and the Government of the Republic of Guinea for the development of a 1.5-Mt/y alumina refinery.  A final decision on this project is expected within the next       12 months, following completion of a detailed feasibility study.

As a result of a value-based review of its portfolio of assets, Alcan announced in December 2004 that it had entered into a binding agreement for the sale of its controlling interest in Aluminium de Grèce S.A. (AdG).  As a consequence, AdG has been reclassified as a discontinued operation and is therefore excluded from the operating and financial data for the group.  On March 15, 2005, Alcan completed the sale of AdG.

Sales and Production - B&A

	2004	2003	2002
Third-party sales and operating revenues (US$M)	1,501	539	440
Intersegment sales and operating revenues (US$M)	1,596	873	758
Alumina hydrate production (kt)	5,775	4,299	4,271
Higher production in 2004 mainly reflected the addition of former Pechiney operations.

In 2004, all of the group's alumina refineries achieved record production levels. In 2003, record production levels at the Gove refinery together with higher production levels at the Queensland Alumina joint venture in Australia were partially offset by production lost due to the 2002 closure of the Burntisland specialty alumina plant in the United Kingdom.

In September 2004, Alcan approved a $1.3-billion investment to expand its Gove smelter-grade alumina refinery in Australia from about 2.1 Mt/y to approximately 3.8 Mt/y.  With significant efficiency and environmental enhancements integrated into the project, the Gove mining and alumina operations will be well positioned for superior economic, environmental and social performance.  The expansion of the refinery is under way and is slated to be fully operational by 2007.

BGP - B&A

	2004	2003	2002
BGP (US$M)	464	191	248
The addition of former Pechiney operations together with higher alumina prices contributed to higher BGP in 2004, despite increased energy costs and negative foreign currency impacts.

BGP in 2004 increased by $273 million, largely due to the addition of the former Pechiney businesses, which contributed $148 million to BGP, and higher alumina prices. These positive factors were partly offset by the unfavourable impact of higher energy and maritime freight costs, as well as the effect of the weaker U.S. dollar on operating costs.  While alumina prices were higher in 2003 compared to 2002, BGP in 2003 declined due to higher energy costs and the negative impact of foreign currency movements on balance sheet translation and operating costs.

In 2004, strong demand from China caused the alumina market to be in short supply, resulting in a sharp rise in spot prices.  In addition, long-term contract prices moved up in response to rising prices for aluminum on the LME.  Average realized prices also increased in 2003 compared to 2002 in line with higher LME prices and a tight alumina market.

Average production costs per tonne were 14% higher in 2004 due to the addition of higher-cost Pechiney facilities, higher maritime freight costs and the impact of foreign currency movements. Together, these negative factors more than offset ongoing cost reduction efforts.  Average production costs per tonne were 7% higher in 2003 compared to 2002, due to higher energy prices and the weakening U.S. dollar.

Seven alumina refineries produce specialty aluminas for a wide array of applications, including solid surface products, refractory bricks, ceramics, catalysts, absorbents and public water treatment programs.  In 2004, operating results for the specialty alumina business were 72% lower than in 2003, mainly due to the impact of former Pechiney plants.  In 2003, operating results were 85% higher than in 2002, largely as a result of the closure of the Burntisland plant in the United Kingdom.

Primary Metal
Alcan is the second largest primary aluminum producer in the world, as well as the recognized leader and supplier of smelting technology.  With the acquisition of Pechiney, the Primary Metal group operates or has interests in 24 smelters with a total capacity of 3.4 Mt/y, excluding discontinued operations.  Approximately 50% of its capacity is supplied by Company-owned power, which is a major competitive advantage when compared to the industry average of only 20%.  With a sharp focus on cost reduction, productivity improvement and technology development, Alcan seeks to continuously reinforce its low-cost primary metal position. Approximately 50% of the Company's smelter capacity is in the first quartile of the industry cash cost curve, while 75% of the production is at costs which are lower than the world average.  In addition to LME-grade ingot, the Primary Metal group produces value-added aluminum in the form of sheet ingot, extrusion billet, rod and foundry ingot for other Alcan plants or third-party customers serving the transportation, building and construction, consumer goods and machinery markets.

As a result of a value-based review of its portfolio of assets, Alcan announced in December 2004 that it had entered into a binding agreement for the sale of its controlling interest in Aluminium de Grèce S.A. (AdG).  As a consequence, AdG has been reclassified as a discontinued operation and is therefore excluded from the operating and financial data for the group. Likewise, the Company announced in December its intention to sell the Pechiney Électrométallurgie ferroalloy business.  It has also been reclassified as a discontinued operation. On March 15, 2005, Alcan completed the sale of AdG.

Sales and Production - Primary Metal

	2004	2003	2002
Third-party sales and operating revenues (US$M)	4,275	2,647	2,473
Intersegment sales and operating revenues (US$M)	4,263	2,306	2,204
Aluminum production (kt)	3,382	2,354	2,238
Increased sales in 2004 reflects the addition of former Pechiney smelters together with higher prices for aluminum.

In 2004, Alcan's production of primary aluminum was approximately one million tonnes higher than in the prior year, reflecting the addition of former Pechiney facilities, the acquisition of a 50%-interest in a smelter in China and incremental production improvements at smelters in the United Kingdom, Iceland, Norway and Canada. During the year, some production was lost due to the closure of Söderberg capacity at the Arvida smelter and a strike at the 25%-owned Aluminerie Bécancour smelter, both situated in Quebec.

Fourteen of the group's smelters set new annual production records in 2004.  Most of Alcan's smelter production is in the form of value-added ingot. Record sales levels were achieved for each of the three major product lines; sheet ingot, extrusion billet and rod, as well as for remelt ingot. Power generation by the Company's hydroelectric facilities in Quebec also achieved a new record.

BGP - Primary Metal

	2004	2003	2002
BGP (US$M)	1,518	814	857
Average realized price (US$/t)	1,884	1,605	1,528
LME 3-month aluminum price (US$/t)	1,721	1,428	1,365
Increased BGP reflects the addition of former Pechiney operations and higher prices, offset in part by adverse currency effects and higher costs for raw materials.

In 2004, BGP from continuing operations improved by $704 million, reflecting contributions from former Pechiney sites, acquisition synergy benefits, higher metal price realizations, an improved product mix and lower foreign currency balance sheet translation losses. These favourable factors were partially offset by the adverse impact of the weaker U.S. dollar on operating costs, increased costs for alumina, energy, freight and fuel-related raw materials and costs related to the Arvida closure.  For the year, BGP included balance sheet translation losses of $31 million.

In 2003, additional sales volumes, higher metal realizations, a favourable adjustment of $40 million from asset retirement obligations and benefits from profit improvement initiatives were more than offset by the negative impact of the weaker U.S. dollar, higher alumina and fuel-related raw material costs, as well as higher pension expenses. For the year, BGP included balance sheet translation losses of $82 million.

In April 2004, in line with Alcan's commitment to economic and environmental sustainability, the 90 kt/y of Söderberg capacity at the 60-year-old Arvida smelter in Quebec, was permanently closed. The shutdown was completed on schedule and on budget.

In June 2004, the Candonga hydro power plant in Brazil, with an installed capacity of 140Mw, commenced operation. Alcan participates equally in the facility with CVRD (Companhia Vale do Rio Doce).

Following a five-month strike at the 25%-owned Bécancour smelter in Quebec, a new collective labour agreement was signed in November 2004.  Two of the three potlines that had been shut down were restarted in December 2004.  The smelter is expected to return to full operation by April 2005.

Work on the expansion of the Alouette smelter in Quebec, in which Alcan has a 40% interest, is virtually complete. The first pots were operational in December 2004 and full production is expected by the fall of 2005. The expansion, of which Alcan's share of the total cost is approximately $400 million, will increase the capacity of the smelter from 243 kt/y to 550 kt/y. The project is ahead of schedule and on budget.

Detailed engineering studies and project cost evaluations are underway for an 80-kt/y spent potlining treatment facility, which is expected to be built in the Saguenay- Lac-Saint-Jean region in Quebec using Alcan technology.  Spent potlining, which is designated a hazardous waste, is the used refractory lining of smelter pots that is removed at the end of the potlining's service life.

At the 51.55%-owned Tomago smelter in Australia, which previously had a total capacity of 460 kt/y, work is essentially complete on a project to increase smelter capacity by 65 kt/y through amperage increase and process improvements. The project is ahead of schedule and on budget.

In June 2004, Alcan announced the signing of a Memorandum of Understanding with the Oman Oil Company S.A.O.C. (OOC) and the Abu Dhabi Water and Electricity Authority (ADWEA) for a 20% equity interest in a proposed smelter in Sohar, Oman.  In February 2005, a Shareholders' Agreement was signed with OOC and ADWEA, each owning a 40% share, for the development of the proposed 325-kt/y aluminum smelter project. Under a technology transfer agreement, Alcan will provide Sohar Aluminium Company L.L.C. with a license and related technical services necessary to implement Alcan's AP35 Technology. ADWEA will be providing technical services and management support for the power plant. Alcan would also have the right to acquire up to 60% of a planned second potline of similar capacity.  Final decisions on financing and construction are expected in the second half of 2005. Construction would begin shortly thereafter with full production expected by 2008.

A feasibility study for the construction of a new aluminum smelter with the South African government and their Industrial Development Corporation was launched. The focus of this new study will be the use of the highly efficient and advanced AP30 or AP35 smelting technologies.

In 2003, Alcan signed a joint venture agreement with the Qingtongxia Aluminium Group Company Limited and the Ningxia Electric Power Development and Investment Co. Ltd. Under the agreement, Alcan acquired 50% participation and a secure power supply in an existing 150-kt/y modern pre-bake smelter situated in the Ningxia autonomous region of China. Following Chinese government approval, the joint venture became effective June 2004. Alcan has the right to acquire up to an 80% interest in a 250-kt/y potline that is currently under construction.

Engineered Products

The Engineered Products (EP) group comprises a portfolio of businesses that provide innovative, high value-added product solutions for customers in a wide range of markets including aerospace, automotive, mass transportation, architectural and display materials.  The group manufactures aluminum products such as soft and hard alloy extrusions, sheet, plate, castings, cable, rod and strip, as well as composite materials such as balsa-core, aluminum-plastic, fibre-reinforced plastic and foam-plastic for a broad range of applications.

In 2004, the Company's annual testing of goodwill resulted in an impairment charge of $154 million related to several fabricating facilities in the EP group, mainly in Europe, acquired as part of Pechiney. At the time of acquisition, the value of these assets was based on prevailing exchange rates and metal prices combined with Pechiney's internal planning assumptions. Since that time, the strong appreciation of the euro and aluminum prices together with a reassessment of plan assumptions have adversely affected these values.  Nonetheless, the business fundamentals and growth prospects for the affected assets remain sound.  This non-cash impairment charge is not reflected in BGP for the group.

Sales and BGP - Engineered Products

	2004	2003	2002
Third-party sales and operating revenues (US$M)	5,162	1,760	1,601
BGP (US$M)	324	103	100
Increased sales in 2004 reflects the addition of former Pechiney businesses, most notably aerospace.

In 2004, sales and operating revenues were $5.2 billion, up $3.4 billion from the prior year due in large part to the addition of former Pechiney businesses. Excluding the $3-billion impact of Pechiney, revenues increased 21% as the group benefited from price increases, higher volumes and favourable foreign currency exchange effects. BGP was up $221 million over 2003, of which $203 million was due to Pechiney.  Excluding the impact of Pechiney, BGP rose 17% despite higher raw material, integration and restructuring costs.

In 2003, sales and BGP were 10% and 3% higher, respectively. Despite difficult conditions for extrusions and distribution markets in Europe and for the cable market in North America, cost reductions across all businesses helped to mitigate the impact of the weak economic environment and higher costs for raw materials.  The group's performance also benefited from the acquisitions of Baltek Corporation (Baltek) and Uniwood/Fome-Cor, since renamed Alcan Gator-Cor (Gator-Cor).

Engineered Products Revenues by Market - 2004

Aerospace, Transportation and Industry (ATI)	22%
Automotive Structures	3%
Cable	11%
Composites	11%
Extruded Products	15%
Alcan International Network (AIN)	12%
Alcan Service Centres (ASC)	8%
Specialty Sheet	15%
Ventures	3%
Total	100%

Engineered Products Business Units
The Aerospace, Transportation and Industry (ATI) business unit, which accounted for 22% of the group's sales and operating revenues in 2004, is a new addition following the acquisition of Pechiney. ATI is a key supplier of high value-added sheet, plate and extruded products for the aerospace market, as well as products for marine, transport and industrial applications.  Third-party sales and operating revenues were $1,154 million in 2004 led by strong aerospace volumes and higher demand for plate and coil used in transportation.  The aerospace market is expected to be a significant source of future volume growth as Alcan is well positioned as the lead supplier of aluminum plate for Airbus' new super jumbo aircraft, the A380.

The Automotive Structures business unit had third-party sales and operating revenues of $164 million in 2004.  This unit was reorganized in 2004 to focus on automotive structures and safety systems.  Two new plants for the manufacture of safety components are under construction in North America, one beginning production at the end of 2004 and the other in early 2005. These plants will complement the unit's already strong European market position in safety systems for new model cars.

The Cable unit is a fully integrated manufacturer of aluminum cable, rod and strip products in North America and supplies many sectors of the electrical industry including utilities, distributors and original equipment manufacturers. The unit had third-party sales and operating revenues of $557 million in 2004, an increase of more than 20% compared to 2003, reflecting generally improving market conditions, strong demand for utility cable, an improved product mix and increased production due to higher plant utilization rates.

The Composites unit supplies a wide range of products for customers in the display and graphic arts, architecture, transportation and industrial markets.  Sales and operating revenues were $553 million in 2004, up 43% from 2003, reflecting increased demand for foam and balsa products and full year revenues from Gator-Cor and Baltek.  In 2003, Alcan acquired Baltek, the world's leading supplier of balsa-based structural core materials, and Gator-Cor, one of the largest manufacturers of foam-based display boards in the U.S.

The Extruded Products unit, a leading supplier of extruded products for rail, bus, marine, automotive and engineering applications, had third-party sales and operating revenues of $748 million in 2004. Through the acquisition of Pechiney, the unit has increased its capacity to produce soft alloy extrusions mainly for the transportation and general engineering markets in Europe.  Strong demand for these products helped to offset slower demand for large profile extrusions for rail applications. During 2004, large profile extrusion operations in Switzerland and Germany were restructured in order to improve their competitive position.

Alcan International Network (AIN), formerly a part of Pechiney's trading activities, was moved under the management of EP in 2004. AIN is engaged in marketing and commercial agency services for both EP and non-EP entities.  In 2004, AIN had operating revenues of $603 million. The unit's profitability is driven by its sales efficiency and market expertise in metals and specialty aluminas.

Alcan Service Centres (ASC) supply mainly small and mid-sized industrial companies with specialist services and fabricated products such as sheet, plate, composite materials and extrusions. ASC had third-party sales and operating revenues of  $432 million in 2004, 63% higher than in 2003. The increase mainly reflected growth in the German distribution market. While demand from the transport, building and moulding markets has improved, demand from the industrial and semi-conductor markets has weakened.

In 2004, the Specialty Sheet business unit, comprised of the Neuf-Brisach rolling mill in France, had third-party sales and operating revenues of $790 million. Sales benefited from strong demand for can stock and heat exchangers, as well as from favourable exchange rate movements. Effective January 2005, the unit also includes the Singen rolling mill in Germany.

The Ventures business unit is a new entity in EP and is made up of generally smaller businesses offering products like capacitor foil, refrigerator panels, rail and bus engineering, and composite structures for transportation. The Ventures unit had third-party sales and operating revenues of $166 million in 2004.

Packaging
Through the acquisition and successful integration of algroup, VAW Flexible Packaging (FlexPac) and Pechiney, Alcan has become a global leader in specialty packaging for the food, pharmaceutical and medical, beauty and personal care, and tobacco markets throughout the Americas, Europe and Asia. The Packaging group offers customers a broad range of packaging solutions using a multi-material offering that includes plastics, engineered films, aluminum, paper and paperboard, as well as other materials.   Acquisitions have enabled the group to realize significant synergy benefits, including capitalizing on profitable growth opportunities created by enhanced product ranges, new geographic markets and new customer relationships.

Sales and BGP - Packaging

	2004	2003	2002
Third-party sales and operating revenues (US$M)	6,119	2,864	2,250
BGP (US$M)	657	354	288
BGP rose sharply in 2004 with the addition of former Pechiney businesses.

Third-party sales and operating revenues were $6.1 billion in 2004, more than double the previous year's level, mainly reflecting the addition of the Pechiney packaging business.  BGP for 2004 was $303 million higher than in 2003 in large part due to the contribution of former Pechiney businesses as well as operational improvements, synergies and favourable foreign currency impacts.  The increases in BGP and sales and operating revenues in 2003, as compared to 2002, mainly reflected the impact of the FlexPac acquisition in April 2003.

Strong volume growth was achieved in 2004 across most markets while simultaneously integrating the newly-acquired businesses. Substantial operating cost reductions, resulting both from ongoing productivity programs and from the carry-over impact of prior year restructuring activities, more than offset massive increases in resin prices in the second half of the year. The full pass-through of these costs into the marketplace was not possible due to normal repricing time lags.  The pressure on margins from rising raw material costs is expected to continue through much of 2005.

Synergy programs increased 2004 results by $70 million as compared to 2003, arising from both the FlexPac and the Pechiney acquisitions. As of year-end 2004, the FlexPac synergy run-rate was nearly $50 million, well in excess of the original target of $40 million. Pechiney synergies are also exceeding expectations, particularly in purchasing.

Capital spending in 2004 was focused on synergy and growth projects identified during the merger integration process in the first half of the year. Major projects launched in 2004 included facilities for tobacco cartons and beverage labels and new pharmaceutical specialty foil capacity.  In January 2005, the Company announced it would invest in two new plants for food and tobacco packaging in Russia. Cash outlays for these projects will mainly occur in 2005. Other capital projects were directly in support of the industrial optimization and consolidation projects that were part of the synergy programs.

During the year, an operating working capital initiative was launched in order to implement best practice benchmarking across the group. This resulted in a significant reduction in the number of days of sales in operating working capital, a significant contributor to the group's cash from operations.

Packaging Revenues by Market - 2004

Food	61%
Pharmaceutical	13%
Beauty	18%
Tobacco	8%
Total	100%

Packaging Revenues by Region - 2004

Europe	57%
North America	37%
South America	2%
Asia	4%
Total	100%

Packaging Revenues by Type of Input - 2004

Plastic	59%
Aluminum	26%
Paperboard	7%
Paper	4%
Glass	3%
Steel	1%
Total	100%

Packaging Business Sectors
The Packaging group is composed of six business sectors: Food Europe, Food Americas, Food Asia, Global Pharmaceuticals, Global Beauty and Global Tobacco.

The Food Europe flexible packaging market was soft in 2004.  Intense competition, exacerbated by ongoing consolidation of the customer base, increased tender activity and price pressure on food manufacturers from the major retail chains. Raw material prices were sharply higher during the year and proved difficult to fully pass through to the marketplace despite significant efforts. Food Europe launched several major restructuring and consolidation projects in order to accelerate synergy benefits and optimize production. Despite lower sales as compared to 2003, results improved in 2004 due to realized synergies and improved cost productivity.

Food Americas posted strong gains in 2004. Market conditions were positive across most products and several major operating initiatives were successfully realized, including the commercialization of a revolutionary puncture-resistant clear film for wrapping meat. Integration programs to focus food plants and optimize beverage label production have progressed rapidly. Key account positions and technology leadership have been strengthened by the Pechiney acquisition. Pass-through of raw material price increases is facilitated by existing contractual agreements.

Food Asia's sales grew by 13%, driven mainly by growing demand from China and a welcome recovery in Indonesia. Profit performance was, however, heavily squeezed by steep raw material price increases.  The pass through of higher raw material costs is difficult due to price competition resulting from overcapacity in most Asian markets.

Global Pharmaceutical's performance was driven primarily by strong volume and productivity improvements in global flexibles. Profit growth in the other businesses, particularly in North America, has been restrained by significantly increased raw material and healthcare costs. The plastics business was restructured in 2004 with the closure of one manufacturing site in order to better focus the businesses on its most profitable specialty pharmaceutical products and markets.

Global Beauty represents a significant new segment for Alcan. The business commands a premier worldwide supply position with the major cosmetics manufacturers across Europe and North America and includes low-cost manufacturing sites in Indonesia, China, Brazil and Mexico.  In 2004, the business benefited from important restructuring undertaken in the previous year. Significant positions have been developed in the make-up, skincare and fragrance markets.

Global Tobacco's sales grew by 7.5% in Europe and 9% in North America in 2004, despite an essentially flat worldwide market and a strong consumption decline in the developed world. Carton growth continues to be driven by substitution of soft packs and development of multinational customers. Construction of a new tobacco carton production facility in St. Petersburg, Russia, will commence early in 2005.

Rolled Products
As discussed in the introduction to the Operating Segment Review of the MD&A, on January 6, 2005, Alcan completed the spin-off of substantially all of its rolled products businesses into a new, independent company named Novelis Inc.  During 2004, the rolled products businesses were managed under two separate operating segments within Alcan, Rolled Products Americas and Asia and Rolled Products Europe.

Following the spin-off, Alcan will continue to own five rolled product facilities, which will be under the management of the Engineered Products group.  Effective for 2005, Alcan will no longer separately report results for its remaining rolled products operations.

Rolled Products Americas and Asia (RPAA)

Sales and Operating Revenues - RPAA

	2004	2003	2002
Third-party sales and operating revenues (US$M)	4,388	3,528	3,396

Sales and operating revenues were up 24% in 2004 compared to 2003. Approximately one half of the increase was the result of higher LME aluminum prices being passed on to customers. LME 3-month aluminum prices were up on average 21% compared to a year ago, reflecting improved aluminum industry fundamentals. The balance of the increase in sales and operating revenues largely reflected record shipments, which were up 10% compared to the prior year.  The sales increase in 2003 was driven mainly by higher LME prices being passed on to customers.

BGP and Shipments - RPAA

	2004	2003	2002
BGP (US$M)	398	344	365
Shipments * (kt)	1,774	1,612	1,613
* Includes shipments of rolled products and conversion of customer-owned metal.

RPAA posted record BGP in 2004, a 16% improvement over 2003, driven by record shipments in response to strengthening market conditions in Asia and North America and market share improvements in South America.  The recovery in market price spreads between recycled metal and primary aluminum also added to earnings, but these benefits were partially offset by the adverse impact of metal price lags, negative exchange effects due to a weakening U.S dollar as well as higher costs.

BGP for RPAA in 2003 declined by 6% compared to the 2002 performance. While shipments were at all-time highs in Asia and South America, the positive impact was offset by reduced volume in North America.  Benefits from aggressive cost reduction efforts in all regions helped counterbalance higher recycled metal and energy costs, a less favourable product mix and metal price lags, as well as the adverse impact of the strengthening Canadian dollar.  BGP in Asia and South America increased by 86% and 23%, respectively, compared to 2002.

In North America, shipments for 2004 were 7% better than the prior year due to higher volumes in all major end-use markets.  Can stock volumes were up 5% in 2004 compared to a year ago in an essentially flat market. Automotive sheet sales were a record in 2004 as sales of light trucks in the North American market remained strong, despite a 3% decline in overall automobile sales.  Industrial sheet product revenues improved both in terms of shipments and pricing mainly due to the stronger economy. Foil volumes also increased from 2003 levels with industrial and transportation foil achieving record annual shipments.

South American economies strengthened somewhat in 2004.  As the only local can sheet producer, RPAA was well positioned to grow can sheet sales by 18%, exceeding the improvement in the overall can market. Overall, shipments reached record levels and were 14% higher than in 2003.

Taking full advantage of can sheet qualifications achieved in 2002 and continued improvements in operating performance in 2004, the Company's rolled products joint venture in Korea capitalized on strong demand, most notably in China, which led to record production and sales volumes.  Total shipments for the year were 15% higher than the prior year.

Rolled Products Europe (RPE)

Sales and Operating Revenues - RPE

	2004	2003	2002
Third-party sales and operating revenues (US$M)	3,217	2,458	2,238

In 2004, RPE had sales and operating revenues of $3.2 billion, representing an increase of 31% compared to the prior year, and shipments of 982 kt, an improvement of 21% over 2003.  The impact of higher LME prices passed on to customers accounted for most of the improvement in sales and operating revenues, while higher shipments from the acquisition of four Pechiney rolling plants and foreign currency translation effects accounted for the remaining improvement.

In 2003, higher realized prices, as a result of the stronger euro and a change in business mix, more than offset the decline in RPE's shipments, leading to higher revenues as compared to 2002.

BGP and Shipments - RPE

	2004	2003	2002
BGP (US$M)	250	224	168
Shipments * (kt)	982	813	836
* Includes shipments of rolled products and conversion of customer-owned metal.

During 2004, market conditions were generally difficult in Europe. The euro continued to strengthen versus the U.S. dollar, slowing down overseas exports. Unemployment remained at high levels, having a negative impact on domestic spending. This was particularly felt in the building and construction, foil and packaging markets, which showed little, if any, growth.

The impact of the weak economic environment was less pronounced in the automotive sheet market as it mainly caters to the higher-end car segments.  Demand growth for aluminum automotive sheet, albeit lower than in previous years, remained a solid 10% in 2004.

The market for beverage can grew by 6% driven by line conversions in Western Europe, with a switch from steel to aluminum, and the strong growth for these products in the Eastern European countries, in particular in Russia. The market for lithographic sheet continued its strong growth observed in previous years, especially in Asia, growing by 7% in 2004.

RISKS AND UNCERTAINTIES

For further details, refer to note 28, Commitments and Contingencies, note 29, Currency Gains and Losses and note 30, Financial Instruments and Commodity Contracts, of the consolidated financial statements.

Risk Management
As a multinational company, which is to a large degree engaged in a commodity-related business, Alcan's financial performance is heavily influenced by fluctuations in the price of aluminum and exchange rates. In order to reduce a portion of the associated risks, the Company uses a variety of financial instruments and commodity contracts. Clearly defined policies and management controls govern all risk management activities. Transactions in financial instruments for which there is no underlying exposure to the Company are prohibited, except for a small metal trading portfolio not exceeding 24,000 tonnes, which is marked to market.

The decision whether and when to commence a hedge, along with the duration of the hedge, can vary from period to period depending on market conditions and the relative costs of various hedging instruments. The duration of a hedge is always linked to the timing of the underlying exposure, with the connection between the two being constantly monitored to ensure effectiveness.

Sensitivities

The following table provides the estimated annualized after-tax impact of currency and LME price movements on net income from continuing operations. Sensitivities are post the Novelis spin-off.

	Increase in rate / price	US$M	US$ per share
Economic impact of changes in period-average exchange rates
Canadian dollar	+ US$0.10	$ (110)	$ (0.30)
European currencies	+ US$0.10	$ (56)	$ (0.15)
Australian dollar	+ US$0.10	$ (40)	$ (0.11)
Balance sheet translation impact of changes in period-end exchange rates
Canadian dollar	+ US$0.10	$ (170)	$ (0.46)
Australian dollar	+ US$0.10	$ (20)	$ (0.05)
Economic impact of changes in period-average LME prices*
Aluminum	+ US$100/t	$ 170	$ 0.46

*Realized prices generally lag LME price changes by one month. Changes in local and regional premium may also impact aluminum price realizations.  Sensitivities are updated as required to reflect changes in the Company's commercial arrangements and portfolio of operations.  Not included are sensitivities to energy and raw material prices, which may have significant impacts.

Foreign Currency Exchange
Exchange rate movements, particularly between the Canadian dollar and the U.S. dollar, have an impact on Alcan's costs and therefore its net results. Because the Company has significant operating costs denominated in Canadian dollars while its functional currency is the U.S. dollar for most Canadian operations, it benefits from a weakening in the Canadian dollar but, conversely, is disadvantaged if it strengthens.

The Company's deferred income tax liabilities and net monetary liabilities for operations in Canada and Australia are translated into U.S. dollars at current rates. The resultant exchange gains or losses are included in income and fluctuate from quarter to quarter depending on the changes in exchange rates. A decrease in the Canadian and Australian dollars results in a favourable effect, whereas an increase results in an unfavourable impact.

Aluminum Prices
Depending on market conditions and logistical considerations, Alcan may sell primary aluminum to third parties and may purchase primary aluminum and secondary aluminum, including scrap, on the open market to meet the requirements of its fabricating businesses. In addition, depending on pricing arrangements with fabricated products customers, Alcan may hedge some of its purchased metal supply in support of those sales.  Through the use of forward purchase and sale contracts and options, Alcan seeks to limit the impact of lower metal prices.

Critical Accounting Policies and Estimates
The Company's significant accounting policies are presented in note 3, Summary of Significant Accounting Policies, of the consolidated financial statements.  The critical accounting policies and estimates described below are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  They have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our significant accounting policies and estimates.  We believe that our estimates for determining the valuation of our assets and liabilities are appropriate.  However, given the uncertainties involved, it is possible that they will be significantly revised in the future, which could have material adverse effects on the Company's reported earnings.

Post-Retirement Benefits
Net periodic cost of post-retirement benefits includes the actuarially computed cost of benefits earned during the current service period, the interest cost on accrued obligations, the expected return on plan assets based on fair market value and the straight-line amortization of net actuarial gains and losses and adjustments due to plan amendments.  All net actuarial gains and losses are amortized over the expected average remaining service life of the employees.  The costs and obligations of pension and other post-retirement benefits are calculated based on assumptions determined by management, with the assistance of independent actuarial firms and consultants.  These assumptions include the long-term rate of return on pension assets, discount rates for pension and other post-retirement benefits obligations, expected service period, salary increases, retirement ages of employees and healthcare cost trend rates.  These assumptions bear the risk of change as they require significant judgment and they have inherent uncertainties that management may not be able to control. The two most significant assumptions used to calculate the obligations in respect of the net employee benefit plans are the discount rates for pension and other post-retirement benefits, and the expected return on assets.  The discount rate for pension and other post-retirement benefits is the interest rate used to determine the present value of benefits.  It is based on the yield on long-term high-quality corporate fixed income investments at the end of each fiscal year.  The weighted-average discount rate was 5.3% as at December 31, 2004, compared to 5.6% for 2003 and 5.8% for 2002. An increase in the discount rate of 0.5%, assuming inflation remains unchanged, will result in a decrease of $650 million in the pension and other post-retirement obligations and in a decrease of $56 million in the net periodic benefit cost.  A decrease in the discount rate by 0.5%, assuming inflation remains unchanged, will result in an increase of $ 698 million in the pension and other post-retirement obligations and in an increase of $ 51 million in the net periodic benefit cost. The calculation of the estimate of the expected return on assets is described in note 32, Post-Retirement Benefits, of the consolidated financial statements.  The weighted-average expected return on assets was 7.0% for 2004, 7.1% for 2003 and 7.1% for 2002.  The expected return on assets is a long-term assumption whose accuracy can only be measured over a long period based on past experience.  Over the 15-year period ended December 31, 2004, the average actual return on assets exceeded the expected return by 0.9% per year. A variation in the expected return on assets by 0.5% will result in a variation of approximately $41 million in the net periodic benefit cost.

Environmental Liabilities
Environmental expenses that are not legal asset retirement obligations are accrued on an undiscounted basis when it is probable that a liability for past events exists. In determining whether a liability exists, the Company is required to make judgments as to the probability of a future event occurring.  The Company's judgments regarding the probability are subject to the risk of change, as it must make assumptions about events that may or may not occur in the distant future.  Changes could occur due to such factors as the extent of contamination, a technical change and changes in remedial requirements or nature.  If the Company's judgments differ from those of legal or regulatory authorities, the provisions for environmental expense could increase or decrease significantly in future periods. The Company consults with its external legal counsel on all material environmental matters.  In order to estimate the likelihood of a future event occurring, the Company and its legal counsel exercise their professional judgment based on case facts and experience.

Property, Plant and Equipment
Due to changing economic and other circumstances, the Company regularly reviews the carrying amount of its property, plant and equipment (PP&E) for impairment.  Accounting standards require that an impairment loss be recognized when the carrying amount of a long-lived asset held for use is not recoverable and exceeds its fair value.  The fair value of an asset is the amount at which that asset can be bought or sold in a current transaction between willing parties, that is, other than a forced or liquidated sale.  Where market prices are not readily available, the estimate of fair value is based on the best information available, including prices for similar assets and the results of using other valuation techniques.  For the most part, the Company uses an expected present value technique to measure the fair value of long term assets. In estimating future cash flows, the Company uses its internal plans, which incorporates management's judgments as to the remaining service potential of long-lived assets.  These internal plans reflect management's best estimates; however they are subject to the risk of change as they have inherent uncertainties that management may not be able to control.  The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the carrying amount of the asset. As discussed in the notes to the consolidated financial statements, the Company reviewed specific PP&E for impairment in 2004 due to situations where circumstances indicated that the carrying value of specific assets could not be recovered.  The Company made assumptions about the undiscounted sum of the expected future cash flows from these assets and determined that they were less than their carrying amount, resulting in the recognition of an impairment in accordance with GAAP. Actual results could differ significantly from those estimates. The Company cannot predict whether an event that triggers an impairment of PP&E will occur or when it will occur, nor can it estimate what effect it will have on the carrying values of these assets.  However, the effect could be material.

Goodwill
As reported in note 4, Accounting Changes, of the consolidated financial statements, effective January 2002, goodwill is no longer amortized but is tested annually for impairment at the reporting unit level.  Impairment is determined by comparing the fair value of the reporting unit to its carrying value.  The estimate of fair value of a reporting unit and the assets and liabilities within a reporting unit are based on a net present value approach, which includes making assumptions and estimates in a number of areas, including future cash flows, cash flow periods, terminal values and discount rates. In estimating future cash flows, the Company uses its internal plans.  These plans reflect management's best estimates; however, they are subject to change as they have inherent uncertainties that management may not be able to control. In estimating the fair value of a reporting unit, different ranges are used for future cash flow periods as well as for terminal growth rates, depending on the business group. The Bauxite and Alumina business group, for the most part, bases future cash flow periods on the total operating life of the business unit, and assumes no terminal value, while the remaining business groups use, for the most part, a range of 5 to 15 years for future cash flow periods and base terminal values on growth rates ranging from -2% to +2%.  A discount rate of 7.4%, which is the Company's estimated weighted-average cost of capital, is used.  A variance in the estimated weighted-average cost of capital could have a significant impact on the amount of the goodwill impairment charge recorded, and actual results could differ significantly from those estimates.  Upon adoption of this standard, an impairment of $748 million (including $8 million related to assets held for sale) was identified in the goodwill balance as at January 1, 2002, and was charged as a cumulative effect of an accounting change in the consolidated statement of income in 2002. In 2004 an impairment charge of $154 million was identified (2003: $28 million).

Income Taxes
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the Company's consolidated financial statements. In determining a provision for income taxes, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities.   Income tax assets and liabilities, both current and deferred, are measured according to enacted income tax legislation that is expected to apply when the asset is realized or the liability settled.  The Company regularly reviews the recognized and unrecognized deferred income tax assets to determine whether a valuation allowance is required or needs to be adjusted. In forming a conclusion about whether it is appropriate to recognize a tax asset, the Company must use judgment in assessing the potential for future recoverability, while at the same time considering past experience.  The Company's conclusion of whether it is more likely than not that deferred assets will be realized includes making assessments of expectations of future taxable income. All available evidence is considered in determining the amount of a valuation allowance.  If the Company's interpretations differ from those of tax authorities or judgments with respect to tax losses change, the income tax provision could increase or decrease, potentially significantly, in future periods.

Business Combinations
The Company accounts for business acquisitions using the purchase method.  Under this method, the cost of a purchase is allocated to the estimated fair values of the net assets acquired.   When the Company completes an acquisition towards the end of its fiscal year or the acquired enterprise is very large, the Company makes tentative estimates of the fair values of the net assets acquired as it is still in the process of gathering all the relevant data.  Accordingly, the final fair values of the net assets acquired could differ materially from the tentative amounts. Changes from the tentative amounts could have a significant impact on the Company's net income, including depreciation and amortization, and income taxes.  In the case of the Pechiney acquisition completed on December 15, 2003, the significant elements for which the fair values differed from the tentative amounts included property, plant and equipment, goodwill, and deferred charges and other assets.  The Company completed the final valuation of Pechiney's net assets in the fourth quarter of 2004.

Reconciliation of Canadian to U.S. GAAP

A reconciliation of Alcan's Consolidated Statement of Income and Consolidated Balance Sheet between U.S. GAAP and Canadian GAAP is contained in note 35 of the financial statements.  The impact of material differences is discussed below.

GAAP	2004		2003		2002
(US$ per common share)	Cdn	U.S.	Cdn	U.S.	Cdn	U.S.
Income from continuing operations per share — basic	0.66	0.67	0.95	0.79	1.14	1.29
Net income (Loss) per share — basic	0.68	0.69	0.46	0.18	1.07	(1.10)

In 2004, net income per common share under Canadian GAAP was $0.68 compared to $0.69 under U.S. GAAP.  In 2003, net income per common share under Canadian GAAP was $0.46 compared to $0.18 under U.S. GAAP.  The principal reasons for the difference were the cumulative effect of an accounting change for asset retirement obligations, acquired in-process research and development and derivatives.  In 2002, net income (loss) per common share under Canadian GAAP was $1.07 compared to ($1.10) under U.S. GAAP.  The principal reasons for the difference were derivatives and the cumulative effect of an accounting change for impairment of goodwill. The differences in net income had no material impact on the discussion of results of operations for the periods presented.

Joint Ventures
The major ongoing difference between U.S. GAAP and Canadian GAAP deals with the accounting for joint ventures.  Under U.S. GAAP, joint ventures, other than those over which Alcan has an undivided interest in the assets, are accounted for using the equity method while under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method.  This different accounting treatment affects only the display and classification of financial statement items and has no impact on net income or shareholders' equity.  This difference had no material impact on the discussion of the results of operations.  The major impact of the difference in accounting treatment on the balance sheet was to increase (decrease) operating working capital in continuing operations at December 31, 2004, by $30 million compared to $7 million at December 31, 2003, and ($93) million at December 31, 2002, under Canadian GAAP compared to U.S. GAAP.  Under Canadian GAAP, net property, plant and equipment at December 31, 2004, was $1,179 million higher than under U.S. GAAP compared to  $831 million at December 31, 2003, and $687 million at December 31, 2002. Under Canadian GAAP, goodwill was higher by $837 million at December 31, 2004, compared to $174 million at December 31, 2003, and $168 million at December 31, 2002.  Under Canadian GAAP, deferred charges and other assets (which include investments accounted for under the equity method) were $1,618 million lower at December 31, 2004, compared to $664 million at December 31, 2003, and $504 million at December 31, 2002, as compared to U.S. GAAP.

Debt as a percentage of invested capital as at December 31, 2004, December 31, 2003, and December 31, 2002, was essentially the same under Canadian and U.S. GAAP.  For 2004, interest expense under Canadian GAAP was higher than under U.S. GAAP by $11 million compared to $6 million for 2003 and $3 million for 2002.

Accounting for Derivatives
Beginning in 2004, Canadian GAAP is aligned with U.S. GAAP with respect to the criteria to be met for hedge accounting.  For certain derivatives as at December 31, 2003, that do not qualify for hedge accounting in 2004 under Canadian GAAP but qualified for hedge accounting prior to 2004 under Canadian GAAP but not under U.S. GAAP, there will be an impact on the Company's Canadian GAAP income for a transitional period ending with the maturities of the derivatives.  Under U.S. GAAP, these derivatives had been marked-to-market prior to December 31, 2003.

In addition, Canadian GAAP does not permit the recognition of embedded derivatives.

The impact of the different accounting treatments for derivatives was to increase (decrease) net income under Canadian GAAP by $1 million, $21 million and ($40) million for the years ended December 2004, 2003 and 2002, respectively.  This difference had no material impact on the discussion of results for the periods presented.

In addition, because Canadian GAAP does not have the concept of Other Comprehensive Income, certain amounts related to cash flow hedges classified in shareholders' equity on the balance sheet under U.S. GAAP were reclassified to various asset and liability accounts under Canadian GAAP.

Minimum Pension Liability
Canadian GAAP does not require the recognition of a minimum pension liability if the accumulated benefit obligation exceeds the market value of plan assets.   This difference had no impact on net income but did result in shareholders' equity under Canadian GAAP being higher by $548 million at December 31, 2004, compared to $350 million at December 31, 2003, and $319 million at December 31, 2002.  At December 31, 2004, total assets were lower by $253 million compared to $224 million at December 31, 2003, and $143 million at December 31, 2002. As at December 31, 2004, total pension liabilities were lower by $1,036 million compared to $730 million at December 31, 2003, and $610 million at December 31, 2002, under Canadian GAAP.

Acquired In-Process Research and Development
In-process research and development acquired from Pechiney amounted to $50 million.  Under Canadian GAAP, the amount is amortized over 15 years.  Under U.S. GAAP, it was expensed in 2003.

Asset Retirement Obligations
U.S. GAAP net income for 2003, included an after-tax charge of $39 million for the cumulative effect of an accounting change which, under Canadian GAAP was treated as an adjustment to retained earnings.

Impairment of Goodwill
U.S. GAAP net income for 2002, included a charge of $748 million for the cumulative effect of an accounting change which, under Canadian GAAP was treated as an adjustment to retained earnings.

Cautionary Statement

Statements made in this report which describe the Company's or management's objectives, projections, estimates, expectations or predictions of the future may be forward-looking statements within the meaning of securities laws, which can be identified by the use of forward-looking terminology such as believes, expects, may, will, should, estimates, anticipates or the negative thereof or other variations thereon.  The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company's actual actions or results could differ materially from those expressed or implied in such forward-looking statements or could affect the extent to which a particular projection is realized.  Important factors which could cause such differences include global supply and demand conditions for aluminum and other products, aluminum ingot prices and changes in raw materials' costs and availability, changes in the relative value of various currencies, cyclical demand and pricing within the principal markets for the Company's products, changes in government regulations, particularly those affecting environmental, health or safety compliance, economic developments, relationships with and financial and operating conditions of customers and suppliers, the effects of integrating acquired businesses and the ability to attain expected benefits, the Company's ability to dispose of assets at the anticipated prices and other factors within the countries in which the Company operates or sells its products and other factors relating to the Company's ongoing operations including, but not limited to, litigation, labour negotiations and fiscal regimes.  The aluminum market overview contained in this report is based on research that includes information from sources believed to be reliable, but Alcan does not make any representation that it is accurate in every detail. The aluminum market overview represents the Company's views as of March 16, 2005.